Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

January 28, 2014

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 54”)

Dear Mr. Newman:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, January 14, 2014, with respect to Amendment No. 54. Amendment No. 54 was filed on November 29, 2013 and included disclosure with respect to the SPDR® S&P Global Infrastructure ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 54.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 54. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 54.

Prospectus Comments

1.	Comment: We note that “Other Expenses” are estimated to be 0.00%. Please confirm whether the Fund pays a unified management fee.

Response: The Registrant confirms that the Fund pays a unified management fee.

2.	Comment: The Fund’s annual portfolio turnover in fiscal years 2012 and 2013 was 10% and 74%, respectively. Please consider whether disclosure should be added to the SAI in light of Item 16(e) of Form N-1A.

Response: The change in turnover rate from 2012 to 2013 was a result of the Fund’s migration to a new benchmark index. Disclosure about the reason for the change in portfolio turnover rate has been added to the Fund’s SAI.

3.	Comment: We note that the disclosure regarding sampling in “The Fund’s Principal Investment Strategy” section differs from the disclosure regarding sampling in the “Additional Strategies Information — Principal Strategies” section. Please conform the language in the former section to achieve consistency between the two.

Response: The requested change has not been made. The disclosure in the “Additional Strategies Information” section describes sampling generally, while the disclosure in “The Fund’s Principal Investment Strategy” section describes how the Fund has implemented sampling.

4.	Comment: In your response, please explain the use of the term “cluster” in the italicized portion of the sentence below and consider enhancing such disclosure in “The Fund’s Principal Investment Strategy” section, if necessary.

Fifteen emerging market stocks are chosen first, based on the highest float-adjusted market-capitalization of the parent company, with no more than 10 chosen for any one cluster.

Response: The term “cluster” as used in this statement refers to a subset of infrastructure companies. Specifically, the three “clusters” represented in the Index are transportation, utilities, and energy infrastructure. The Registrant has revised “The Fund’s Principal Investment Strategy” section to clarify the use of this term.

5.	Comment: Please identify the types of derivatives that will be used by the Fund as part of its sampling strategy, as referenced under “Additional Strategies Information — Principal Strategies.”

Response: The requested change has not been made. The Registrant believes that the disclosure regarding the Fund’s use of derivatives included in the Registration Statement is appropriate, as the Fund currently does not use derivatives as a principal strategy and is simply reserving its right to do so in the future.

6.	Comment: We note that the 80% policy, as described in “The Fund’s Principal Investment Strategy” section, refers to “total assets,” while the 80% policy described under “Additional Strategies Information — Principal Strategies” refers to “net assets.” Please reconcile the references to achieve consistency between the two.

Response: The Registrant is aware of the differences, but believes that the differing language is appropriate, as “total assets,” as described in the Fund’s exemptive relief, refers to the amount of assets to be invested in the Fund’s index, while “net assets,” as defined by Rule 35d-1, refers to the amount of the Fund’s assets to be invested in instruments suggested by its name.

SAI Comment

1.	Comment: With respect to the discussion of the Pricing and Investment Committee in the “Standing Committees” section, it does not appear that any Trustee is a member. If this is the case, please explain why it is appropriate for the Committee to be considered a Board committee and revise the disclosure to clarify that it is an advisory group, and that the Board of Trustees considers valuation issues as an entire body.

Response: We have removed all references to the Pricing and Investment Committee in the SAI.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

Stephanie Capistron, Esq.

W. John McGuire, Esq.